'Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Formation Secures Over $20 Million to Advance Cobalt Project

Vancouver, B.C., May 22, 2007, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to announce that, further to its news release of April 23, 2007, it has successfully completed a $20,000,000 private placement financing, of which $735,000 was completed on a non-brokered basis (the "Non-Brokered Placement").

The Company engaged Jennings Capital Inc. (the "Agent") to carry out the private placement, on a best efforts agency basis, of up to 20,000,000 Units, with the option to increase it by up to 6,666,666 Units, of the Company to qualified investors at a price of $0.75 per Unit (the "Offering"). The Company issued an aggregate of 26,666,666 Units pursuant to the Offering and Non-Brokered Placement, as a result of the Agent exercising its option to increase the size of the Offering resulting in gross proceeds of $20,000,000 for the Company. Each Unit is comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 17, 2008, subject to the Company's right to accelerate the expiry date as described in the Company's April 23, 2007 news release. Included in the $20,000,000 gross proceeds were approximately $1.26 million in orders completed from a President's list and $735,000 pursuant to the Non-Brokered Placement. The Company has paid a 7% cash commission (3.5% cash commission on the President's List) to the Agent, and issued to the Agent warrants (the "Broker Warrants") entitling them to purchase that number of common shares of the Company as is equal to 7% (3.5% on the President's List) of the number of Units sold under the Offering, at a price of $0.83 per common share until November 17, 2008, subject to the Company's same right to accelerate the expiry date.

The common shares and warrants issued in connection with Offering and Non-Brokered Placement have not been registered under the United States Securities Act of 1933, as amended, and may not be sold or offered for sale in the United States or otherwise distributed in the United States, except in reliance on available registration exemptions.

The Company also announces that, further to the Company's news release dated April 18, 2007, the Company has received proceeds of $934,187.50 from the exercise of all of the 1,868,375 warrants priced at $0.50 cents set to expire on May 17, 2007.

Proceeds from the private placement and warrant exercise are intended to be used to advance purchase certain key mine equipment, including millsite components, in order to avoid potential construction and start-up delays on the Company's 100% owned Idaho Cobalt Project and the Big Creek Hydrometallurgical Facility and for general working capital.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The project is in the advanced mine permitting and bankable feasibility stages of development. The U.S.A. is a key world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.